NOTICE OF FAILURE TO COMPLY

Pursuant to Section 6 of that certain Convertible Promissory Note (“Note”) issued by Intellicell Biosciences, Inc., a Nevada corporation (“Company”) as of May 31, 2012, in the original principal amount of $500,000, to TCA Global Credit Master Fund, LP, a Cayman Islands limited partnership (“Assignor”), which Note has been assigned to Ironridge Global IV, Ltd., a British Virgin Islands business company (“Holder”), Company is hereby given notice that Company has failed to perform, comply with and abide by all of the material stipulations, agreements, conditions and covenants contained in the Note and other Transaction Documents on the part of the Company to be performed complied with, and abided by, including, but not limited to, each of the following:

1.	On or about May 21, 2013, Company entered into a stipulation of settlement with Hanover Holdings I, LLC, pursuant to which Company agreed, outside the ordinary course of its business as conducted prior to the date of the Note, to issue shares of its Common Stock which constitute a portion of Holder’s Collateral, as defined in the Security Agreement with Assignor dated May 31, 2012;

2.	From May 21, 2013 to the present, Company has issued over 31,000,000 shares of its Common Stock, thus dissipating Holder’s Collateral;

3.	Company has stated its intention to continue to issue shares of its Common Stock, in partial satisfaction of unsecured debts of Company, which are subordinate to the interests of Holder;

4.	Company violated Section 3(b)(ix) of the Security Agreement, which requires that: “Company shall at all times safeguard and protect all Collateral, at its own expense, for the account of the Secured Party, provided that the Company shall be permitted to dispose of Collateral in the ordinary course of business”;

5.	Company violated Section 3(b)(x) of the Security Agreement, which requires that: “Company will not transfer, pledge, hypothecate, encumber, license, sell or otherwise dispose of any of the Collateral, without the prior written consent of the Secured Party, which consent may be withheld in the Secured Party’s sole and absolute discretion, except for transfers, sales or licenses made in the ordinary course of the Company’s business as currently conducted”;

6.	Company violated Section 3(b)(x) of the Security Agreement, which requires that: “Company shall keep, maintain and preserve all of the Collateral in good condition, repair and order and the Company will use, operate and maintain the Collateral in compliance with all laws, and in compliance with all applicable insurance requirements and regulations”;

7.	Company violated Section 3(b)(xv) of the Security Agreement, which requires that: “Company shall promptly notify the Secured Party in sufficient detail upon becoming aware of any litigation, attachment, garnishment, execution or other legal process levied against any Collateral or of any litigation, attachment, garnishment, execution or other legal process which Company knows or has reason to believe is pending or threatened against it or the Collateral, and of any other information received by the Company that may materially affect the value of the Collateral, the security interests granted hereunder, the rights and remedies of the Secured Party hereunder, or the Company’s ability to meet its obligations under the Note or this Agreement”;

8.	Company violated Section 3(b)(xiv) of the Security Agreement, which requires that: “The Company will take all steps reasonably necessary to diligently pursue and seek to preserve, enforce and collect any rights, claims, causes of action and accounts receivable in respect of the Collateral”; and

9.	There has been an adverse change in Company’s financial condition.

Company must immediately cease and desist from issuing any further shares of its common stock in violation of the Transaction Documents.

Within 10 days of receipt of this notice, Company must cure all of is failures to perform, comply with and abide by all of the material stipulations, agreements, conditions and covenants contained in the Note and other Transaction Documents on the part of the Company to be performed complied with, and abided by, including, but not limited to, all of those set forth hereinabove.

The foregoing is without waiver of any of Holder’s rights or remedies, including without limitation any other Events of Default, and shall not constitute a withdrawal of any prior notice of failure to comply or notice of default.

IRONRIDGE GLOBAL IV, LTD.

July 16, 2013